FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$1,300,000,000

5.316% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2041

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	March 19, 2020

Settlement Date:	March 26, 2020 (T+5 days)

Maturity:	March 26, 2041

Par Amount:	$1,300,000,000

Treasury Benchmark:	2.375% due November 15, 2049

Treasury Price:	$112-25

Treasury Yield:	1.816%

Re-offer Spread to Benchmark:	T30+350 bp

Re-offer Yield:	5.316%

Fixed Rate Coupon & Payment Dates:

5.316%, payable semiannually in arrears on each March 26 and September 26 from and including the Settlement Date to, but excluding, March 26, 2040 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

An annual floating rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated March 19, 2020 (the “Preliminary Prospectus Supplement”) and compounding daily over each interest period as described in the Preliminary Prospectus Supplement) plus 4.548%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on June 28, 2040 (the “floating rate period”). An “interest period end date” means the 26th of each March, June, September and December, beginning on June 26, 2040.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,288,625,000 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 26, 2020 and prior to March 26, 2040 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Issuer’s base Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to March 26, 2040, plus 0.550%.

We may redeem the notes, at our option, (i) in whole, but not in part, on March 26, 2040, or (ii) in whole at any time or in part from time to time, on or after September 26, 2040 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$1,300,000,000

5.316% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2041

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967 MM0

ISIN:	US172967MM08

Sole Book Manager (76.00%):	Citigroup Global Markets Inc.

Senior Co-Managers (1.00% each):

BBVA Securities Inc.

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

DZ Financial Markets LLC

ING Financial Markets LLC

Lloyds Securities Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

UBS Securities LLC

Junior Co-Managers (0.50% each):

Banca IMI S.p.A.

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

Cabrera Capital Markets LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Commerz Markets LLC

Danske Markets Inc.

Desjardins Securities Inc.

Fifth Third Securities, Inc.

Great Pacific Securities

HSBC Securities (USA) Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Multi-Bank Securities, Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

Penserra Securities LLC

Roberts & Ryan Investments Inc.

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.